FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report Of Foreign Private Issuer

                   Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the period ended June 30, 2006

Commission File Number: 0-28542

                             ICTS International N.V.
                 (Translation of registrant's name into English)

               Biesbosch 225, 1181 JC Amstelveen, The Netherlands
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F __X__          Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________ _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's _home country_), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR. Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes _____           No __X__

If _Yes_ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

Item 9.01   Financial Statements

      1.    Consolidated Balance Sheets.

      2.    Condensed Consolidated Statements of Operation.


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    ICTS INTERNATIONAL, N.V.
                                              (Registrant)

                                    By:  /s/ Avraham Dan
                                         ---------------------------------------
                                         Avraham Dan, Managing Director



DATED:      , 2006

                             ICTS INTERNATIONAL N.V
                           CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)

                                                           June 30, December 31,
                                                            2006       2005
                                                           -------  ------------
                              ASSETS                         (US $ in thousands)
                                                             -------------------
CURRENT ASSETS:
Cash and cash equivalents ................................  $ 2,828      $ 5,927
Restricted cash and short-term investments ...............    3,668        3,724
Accounts receivable - trade ..............................   11,876       13,639
Prepaid expenses .........................................      627        1,335
Other current  assets ....................................      619          337
Current assets from discontinued operations ..............      149          482
                                                            -------      -------
    Total current assets .................................   19,767       25,444

INVESTMENTS:
Investment in associated companies .......................    3,204        2,989
Other investment and long term receivables ...............      190          495
                                                            -------      -------
                                                              3,394        3,484

PROPERTY AND EQUIPMENT:

Cost .....................................................    4,532        4,232
Less- accumulated depreciation ...........................    3,206        2,979
                                                            -------      -------
                                                              1,326        1,253


GOODWILL .................................................      314          314

OTHER ASSETS:
Other assets and intangible assets net
  of accumulated amortization ............................    1,460        1,663
Non current assets from discontinued operations ..........       55           55
                                                            -------      -------
                                                              1,515        1,718
                                                            -------      -------
    Total assets .........................................  $26,316      $32,213
                                                            =======      =======

    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit ...................................  $ 3,997      $ 3,907
Current maturities of long-term loans ....................      160          150
Accounts payable-trade ...................................    2,513        2,750
Accrued expenses and other liabilities ...................   18,867       18,628
Current liabilities from discontinued operations .........    1,423        2,666
                                                            -------      -------
    Total current liabilities ............................   26,960       28,101

LONG-TERM LIABILITIES:
    Accrued severance pay ................................       89          189
    Long term liabilities, net of current maturities .....      232          313
    Net current liabilities from
      discontinued operations ............................    9,169        8,758
                                                            -------      -------
        Total long-term liabilities ......................    9,490        9,260
                                                            -------      -------
        Total liabilities ................................   36,450       37,361
                                                            =======      =======

SHAREHOLDERS' EQUITY
Share capital:
  Common shares, par value-0.45 Euro per share,
  17,000,000 shares authorized; 6,672,980
  outstanding shares .....................................    3,605       3,605
Additional paid-in capital ...............................   19,670      19,670
Retained earnings (Accumulated deficit) ..................  (25,151)    (20,230)
Accumulated other comprehensive loss .....................   (7,359)     (7,294)
                                                           --------    --------
                                                             (9,235)     (4,249)
Treasury stock, 144,880 common shares, at cost ...........     (899)       (899)
                                                           --------    --------
                                                            (10,134)     (5,148)
                                                           --------    --------
    Total liabilities and shareholders' equity ........... $ 26,316    $ 32,213
                                                           ========    ========

                             ICTS INTERNATIONAL N.V
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
              (US $ in thousands, except share and per share data)


                                              Six months ended  Six months ended
                                                30 June 2006      30 June 2005
                                              ----------------  ----------------

Revenues ......................................  $    28,383        $    27,792
Cost of revenues ..............................       26,274             26,529
                                                 -----------        -----------
Gross profit ..................................        2,109              1,263
  Impairment and amortization of
    intangible assets..........................          316                346
Selling, general and administrative expenses ..        5,572              4,586
                                                 -----------        -----------
Operating loss ................................       (3,779)            (3,669)
Interest and other financial income ...........          170                410
Interest and other financial expense ..........         (537)            (1,040)
Exchange rate differences .....................          (12)               382
Other income, net .............................          227                 --
                                                 -----------        -----------
Loss before income taxes ......................       (3,931)            (3,917)
Income taxes ..................................          (32)               (97)
Share in profits of associated companies ......          211                180
                                                 -----------        -----------
Loss from continuing operations of the
  company and its subsidiaries ................       (3,752)            (3,834)
Loss from discontinued operations .............       (1,169)              (551)
                                                 -----------        -----------
Net Loss ......................................  $    (4,921)       $    (4,385)
Other comprehensive loss:
   Translation adjustments ....................          246             (1,667)
   Unrealized loss on marketable securities ...         (311)              (516)
                                                 -----------        -----------
Other comprehensive loss ......................          (65)            (2,183)
                                                 -----------        -----------
Comprehensive  loss ...........................  $    (4,986)       $    (6,568)
                                                 ===========        ===========

Losses per Common Share:
  Loss from continuing operations:
    Loss per common share - basic .............  $     (0.57)       $     (0.59)
                                                 ===========        ===========
    Loss per common share - diluted ...........  $     (0.57)       $     (0.59)
                                                 ===========        ===========
  Loss from discontinued operations:
    Loss per common share - basic .............  $     (0.18)       $     (0.08)
                                                 ===========        ===========
    Loss per common share - diluted ...........  $     (0.18)       $     (0.08)
                                                 ===========        ===========
  Net loss from:
    Loss per common share - basic .............  $     (0.75)       $     (0.67)
                                                 ===========        ===========
    Loss per common share - diluted ...........  $     (0.75)       $     (0.67)
                                                 ===========        ===========
Weighted average of common shares
  Outstanding .................................    6,528,100          6,528,100
  Diluted .....................................    6,528,100          6,528,100